SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11 - K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number 1-13740

BORDERS GROUP, INC. SAVINGS PLAN FOR EMPLOYEES WORKING IN PUERTO RICO

Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, Michigan 48108

(734) 477-1100
(Registrant's telephone number, including area code)

Borders Group, Inc. Savings Plan for Employees Working in Puerto Rico
Index to Financial Statements and Supplemental Schedule

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-7

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	8

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signatures	9
Exhibit Index	10

i

Borders Group, Inc. Savings Plan for Employees Working in Puerto Rico
Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of net assets available for benefits of Borders Group, Inc. Savings Plan for Employees Working in Puerto Rico (the Plan) as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan
June 25, 2004

Borders Group, Inc. Savings Plan for Employees Working in Puerto Rico
Statement of Net Assets Available for Benefits

	December 31,
	2003	2002

Cash	$8	$-

Investments at fair value (participant-directed)	62,423	37,786

Receivables
Company contributions	476	-
Participants' contributions	977	-

Total receivables	1,453	-

Net assets available for benefits	$63,884	$37,786

See Notes to Financial Statements.

Borders Group, Inc. Savings Plan for Employees Working in Puerto Rico
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2003

Additions to net assets attributed to
Investment income
Net realized and unrealized appreciation in fair value of investments	$3,661
Dividends and interest	492

Total investment income	4,153

Contributions
Participants	30,286
Company	15,041

Total contributions	45,327

Total additions	49,480

Deductions from net assets attributed to
Participant withdrawals	23,342
Administrative expenses	40

Total deductions	23,382

Increase in net assets	26,098
Net Assets
Beginning of year	37,786

End of year	$63,884

Borders Group, Inc. Savings Plan for Employees Working in Puerto Rico
Notes to Financial Statements

1.	Plan Description

The following description of the Borders Group, Inc. Savings Plan for Employees Working in Puerto Rico (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General
The Plan, as amended effective June 30, 2002, is a defined contribution plan covering substantially all employees of Borders Group, Inc. (the “Company”), working in Puerto Rico, who have six months of eligible service, as defined, and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Banco Popular de Puerto Rico is the trustee of the Plan. The Borders Group, Inc. Savings Plan Committee serves as Plan Administrator. The Company performs certain administrative functions.

Contributions
Participants can contribute to the Plan on a pre- and/or after-tax basis, from 1% up to a combined 10% of their eligible compensation in any Plan year. For purposes of computing allowable participant contributions, participant compensation includes an employee's base salary or wages, bonus, commissions and overtime pay. Contributions by or on behalf of highly-compensated employees are limited by applicable discrimination rules.

The Company provides matching contributions of 50% of the first 6% of compensation contributed to the Plan by participants and may make discretionary contributions to the Plan in amounts as determined by the Company's Board of Directors. Matching contributions are allocated to each participant’s account in the same manner as participant contributions. Company discretionary contributions are invested in the Company’s common stock. There was no Company discretionary contribution to the Plan for the year ended December 31, 2003.

Participant Accounts
Each participant's account is credited with the participant’s contribution, matching and discretionary Company contributions and earnings on the investments in which the participant’s account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants employed prior to January 1, 2002 are fully vested at all times in their account balance. Participants employed after January 1, 2002 become vested in Company contributions as follows: 50% after one year of service, 75% after two years, and 100% after three years. Participants are fully vested at all times in the portion of their account balance attributable to their contributions. Participants may direct the investment of their accounts among the investment funds offered by the Plan.

Borders Group, Inc. Savings Plan for Employees Working in Puerto Rico
Notes to Financial Statements

Participant Loans
Participants may borrow an amount equal to the lesser of $50,000 or up to 50% of their account balance. Loan repayments, including interest, are made through payroll deductions. The annual interest rate in effect at December 31, 2003 was 5.0%. Loan balances of terminated employees that are not repaid by the last day of the calendar quarter that begins after the employee’s termination date are treated as distributions.

Payment of Benefits
Upon termination of service, death or any other distributive event as defined in the Plan document, participants or their beneficiaries may elect to receive either a lump-sum amount equal to the value of their account balances or fixed periodic payments, subject to certain limitations.

Administration
Certain administrative expenses, comprising fees for administrative services, are paid by the Plan and allocated to participant accounts based on account balances. Remaining administrative expenses, such as accounting, trustee and legal fees, are paid by the Company.

2.	Summary of Significant Accounting Policies

Investment Valuation and Income Recognition
The financial statements of the Plan are prepared under the accrual method of accounting. The fair values of the Plan’s mutual fund investments and common stocks are determined by quoted market prices on the last day of the Plan year. Participant loans are stated at cost which approximate fair value. Investment transactions are recorded as of the trade date.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Borders Group, Inc. Savings Plan for Employees Working in Puerto Rico
Notes to Financial Statements

3.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets.

	December 31,
	2003	2002

Merrill Lynch Institutional Fund	$37,730	$19,810

Merrill Lynch Equity Index Trust	8,969	*

Nations Fund Inc. International Value Fund	*	1,968

State Street Research Government Income Fund	3,453	5,145

MFS Massachusetts Investors Growth Stock Fund	3,279	2,262

Davis New York Venture Fund, Inc.	*	1,980

Borders Group, Inc. Common Stock	*	3,079

* Less than 5% of the Plan's net assets

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$3,407
Common stocks	254

$3,661

4.	Plan Termination

Although the Company has expressed no intent to do so, the Company has reserved the right to terminate the Plan or to permanently discontinue making contributions to the Plan by resolution of its Board of Directors. Upon Plan termination or the complete discontinuance of Company contributions, all interests of participants will remain fully vested and nonforfeitable. The value of the participant accounts will be determined as of the effective date of the termination and be distributed as provided by the Plan.

Borders Group, Inc. Savings Plan for Employees Working in Puerto Rico
Notes to Financial Statements

5.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

6.	Tax Status of Plan

The Plan has received a determination letter from the Internal Revenue Service dated September 12, 2000 (and effective January 1, 2000), stating that the Plan is qualified under Section 1165 (a) of the Puerto Rico Internal Revenue Code of 1994, as amended (“Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is exempt.

Borders Group, Inc. Savings Plan for Employees Working in Puerto Rico
Schedule of Assets (Held at End of Year)

EIN # 38-3294588	Schedule H, Line4i
Plan # 001
December 31, 2003

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value		Cost	Current Value

*	Merrill Lynch Institutional Fund	37,730.450	Shares	**	$37,730
*	Merrill Lynch Equity Index Trust	111.581	Shares	**	8,969
	Franklin Small Cap Growth Fund II Class A	45.446	Shares	**	484
	State Street Research Government Income Fund	272.082	Shares	**	3,453
	MFS Massachusetts Investors Growth Stock Fund	289.673	Shares	**	3,279
	Pimco PEA Renaissance Fund Class A	40.597	Shares	**	935
	Van Kampen Growth & Income Fund Class A	176.725	Shares	**	3,188
*	Merrill Lynch Small Cap Value Fund Class A	29.222	Shares	**	754
	Nations Fund Inc. International Value Fund Class A	156.490	Shares	**	3,006
*	Participants Loans	4.0%	Interest rate	$ -	625

*	Party-in-interest
**	Cost information is not included, as it is no longer required by the Department of Labor for participant directed investments.

Borders Group, Inc. Savings Plan for Employees Working in Puerto Rico
Signatures

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed by the undersigned thereunto duly authorized.

Date: June 28, 2004	Borders Group, Inc. Savings Plan
for Employees Working in Puerto Rico
(Name of the Plan)

By: SAVINGS PLAN COMMITTEE

/s/ Edward W. Wilhelm
Edward W. Wilhelm
Senior Vice President and
Chief Financial Officer
(Principal Financial and
Accounting Officer)

Borders Group, Inc. Savings Plan for Employees Working in Puerto Rico
Exhibit Index

Exhibit

Consent of Independent Registered Public Accounting Firm	23-1